SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 19, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 19, 2003

Symbol: KGI

NEWS RELEASE

KIRKLAND LAKE GOLD TO LIST ON THE TSX

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce that its common shares will be listed and commence trading on the Toronto Stock Exchange at the opening on Thursday, March 20, 2003 under the stock symbol: "KGI”.  The common shares will be delisted from TSX Venture Exchange at the same time.

“Since acquiring our properties in Kirkland Lake in December 2001, tremendous progress was made in advancing to gold producer status.” said Brian Hinchcliffe, President and CEO.  “The listing of our shares on the TSX now helps to align the Company’s corporate development with its advance to a gold producer.”

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX and the TSX Venture Exchange have not reviewed and

does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	March 19, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer